FORM 5

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(H) of the Investment Company Act of 1940

OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported						OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response 1.0

1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol				6. Relationship of Reporting Person(s) to Issuer
Jensen Keith A.	AMERICAN FINANCIAL GROUP, INC. (AFG)				(Check all applicable) __X__ Director _ __ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security		4. Statement for		__X__ Officer (give		____ Other (Specify
One East Fourth Street	Number of Reporting Person (Voluntary)		Month/Year	December 31, 2002	Title below Senior Vice President
(Street)			5. If Amendment, Date of Original		7. Individual or Joint/Group Reporting (Check Applicable Line)
Cincinnati OH 45202			(month/Year)		_X_ Form filed by One Reporting Person ___ Form filed by More than One than Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/Year)	2.A. Deemed Execution Date, if any Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		5. Amount of Securities Beneficially Owned at the end of	6. Owner- ship Form: Direct (D) or	7. Nature of InDirect Bene ficial Owner- ship
			Amount	(A) or (D)	Price	Issuer's Fiscal Year (Instr. 3 and 4)	Indirect (I) (Instr. 4)	(Instr. 4)
Common Stock						-0-	D

If the form is filed by more than one person, see Instruction 4(b)(v).


Table II - Derivative Securities Aquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- or Exercise Price of Derivative Security	3. Trans- action Date if any	3A. Deemed Execution Date if any		4. Trans- action Code	5.Number of Deriv- ative Securities Acquired (A) or Disposed of (D)	6. Date Exer- cisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative	9. Number of deriv- ative Securities Bene-	10. Owner- ship Form of Deriva-	11. Nature of In- direct Bene- ficial
		(Month/ Day/ Year)	(Month/ Day/ Year)		(Instr. 8)	(Instr. 3, 4 and 5)				Amount or	Secur -ity	ficially Owned at End	tive Security Direct or	Owner- ship
					(A)	(D)	Date Exer- cisable	Expir- ation Date	Title	Number of Shares	(Instr. 5)	of Month (Instr. 4)	Indirect (I) (Instr 4)	(Instr. 4)
Deferred Compensa-tion Obligation(a)		5/17/02		A	2,900.057		(a)	(a)	Common Stock	2,900.057	$23.753	8,271.042	D

Explanation of Responses

(a)   Represents a bonus deferred by the Reporting Person in the Issuer's Deferred Compensation Plan. The account value increases or decreases based on the value of the Issuer's common stock. Upon termination of employment, the Reporting Person's account balance may be distributed, at the option of the Issuer, either in cash or in shares of the Issuer's common stock.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)
** Intentional mistatements or omissions of facts constitute Federal Criminal Violations.	____Keith A. Jensen___________________ February 6, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	** Signature of Reporting Person Date Keith A. Jensen
Karl J. Grafe, as Attorney-in-Fact

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number

Page 2